





23 February 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENTS

United Overseas Land Ltd

We have pleasure in enclosing for your information, a copy each of the Announcements in respect of the unaudited results and valuation of properties of the Group for the year ended 31 December 2009.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ....

NAME: ....

DATE: ....

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4Corp Sec\letter\MEDIA\fullyear RESULTS.doc
UOL/3.2.3/(pc/nyr/fn)

dlw 3/9

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822



23 February 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENTS

We have pleasure in enclosing for your information, a copy each of the Announcements in respect of the unaudited results and valuation of properties of the Group for the year ended 31 December 2009.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4Corp Sec\letter\MEDIA\fullyear RESULTS.doc
UOL/3.2.3/(pc/nur/fn)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL Group Limited
Company Registration No. 196300438C

UNAUDITED FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Income Statement

	Notes	The Group		
		For the year ended 31 December		
		2009	2008	+ / (-)
		$'000	$'000	%
Revenue	A	1,007,061	899,176	12
Cost of sales		(554,587)	(447,138)	24
Gross profit		452,474	452,038	0
Other income				
- Finance income	B	3,887	8,977	(57)
- Miscellaneous income		9,594	5,980	60
Expenses				
- Marketing and distribution		(37,339)	(34,567)	8
- Administrative		(46,381)	(49,650)	(7)
- Finance	C	(44,728)	(18,748)	139
- Other operating		(61,972)	(74,384)	(17)
Share of profit of associated companies	D	88,270	64,587	37
Profit before other gains/(losses), fair value losses and income tax		363,805	354,233	3
Other gains/(losses)	E	277,269	(37,000)	n.m.
Fair value losses on investment properties		(147,562)	(106,794)	38
Profit before income tax	F	493,512	210,439	135
Income tax expense	G	(32,000)	(46,277)	(31)
Net profit		461,512	164,162	181
Attributable to:				
Equity holders of the Company		424,178	147,246	188
Minority interests		37,334	16,916	121
		461,512	164,162	181
The above net profit attributable to equity holders of the Company can be analysed as follows:				
Attributable profit before fair value and other gains/(losses)		331,756	251,461	32
Other gains/(losses)		277,269	(30,182)	n.m.
Fair value losses on investment properties including those of associated companies		(184,847)	(74,033)	150
Net attributable profit		424,178	147,246	188

n.m. : not meaningful

1(a)(ii) Explanatory Notes to the Consolidated Income Statement

	The Group		
	For the year ended 31 December		
	2009	2008	+ / (-)
	$'000	$'000	%
A Revenue			
Revenue from property development	533,843	379,161	41
Revenue from property investments	141,674	126,104	12
Gross revenue from hotel operations	294,485	339,040	(13)
Revenue from management services	15,867	24,095	(34)
Dividend income from available-for-sale financial assets	21,192	30,776	(31)
	1,007,061	899,176	12
B Finance income			
Interest income	3,887	6,136	(37)
Currency exchange gains (net)	-	2,841	(100)
	3,887	8,977	(57)
C Finance expense			
Bank facility fees	18,292	279	6,456
Interest expense	25,852	18,469	40
Currency exchange losses (net)	584	-	n.m.
	44,728	18,748	139
D Share of profit of associated companies			
Share of net operating profit of associated companies	154,372	61,838	150
Share of net fair value (loss)/gain on investment properties of associated companies	(66,102)	2,749	n.m.
	88,270	64,587	37
E Other gains/(losses)			
Negative goodwill on acquisition of an associated company	281,069	-	n.m.
Impairment of property, plant and equipment	(3,800)	(37,000)	(90)
	277,269	(37,000)	(849)
F Profit before income tax			
Profit before income tax is stated after charging :			
Depreciation and amortisation	41,865	39,700	5
G Income tax expense			
Tax expense attributable to profit is made up of:			
Current income tax			
- Singapore	33,826	26,921	26
- Foreign	7,725	7,874	(2)
Withholding tax paid	211	-	n.m.
Deferred income tax			
- fair value loss of investment properties	(15,290)	(8,009)	91
- others	17,618	19,428	(9)
	44,090	46,214	(5)
Effect of change in tax rate on deferred taxation	(6,548)	(734)	792
	37,542	45,480	(17)
(Over)/under provision in preceding financial years			
- Singapore current income tax	(5,963)	(227)	n.m.
- Foreign current income tax	8	27	(70)
- Deferred income tax	413	997	(59)
	32,000	46,277	(31)

n.m. : Not meaningful

1(a)(iii) Consolidated Statement of Comprehensive Income

With effect from 1 January 2009, FRS 1 (Revised) *Presentation of Financial Statements* requires an entity to present all non-owner changes in equity in a Statement of Comprehensive Income. Non-owner changes will include income and expenses recognised directly in equity. This is a change of presentation and does not affect the recognition of measurement of the entity's transactions. Previously, such non-owner changes are included in Statement of Changes in Equity.

	Notes	The Group		
		For the year ended 31 December		
		2009	2008	+ / (-)
		$'000	$'000	%
Net profit		461,512	164,162	181
Other comprehensive income:				
Fair value gains/(losses) on available-for-sale financial assets	A	239,635	(560,393)	(143)
Cash flow hedges:				
- Fair value gain		1,365	(1,739)	(178)
- Transfer to income statement		(1,469)	-	n.m.
Effect of change in tax rate on asset revaluation reserve		165	-	n.m.
Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company	B	174,578	-	n.m.
Currency translation differences arising from consolidation of foreign operations		28,136	(33,583)	(184)
Share of other comprehensive income of an associated company		(1,416)	-	n.m.
Other comprehensive income for the year, net of tax		440,994	(595,715)	(174)
Total comprehensive income for the year		902,506	(431,553)	(309)
Attributable to:				
Equity holders of the Company		853,807	(433,929)	(297)
Minority interests		48,699	2,376	1,950
		902,506	(431,553)	(309)

n.m. : not meaningful

1(a)(iv) Explanatory Notes to the Consolidated Statement of Comprehensive Income

A Fair value gains/(losses) on available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices at the end of each financial period. The increase in value for the financial year ended 31 December 2009 is due to a general recovery of the closing bid prices of the relevant quoted equity shares from the previous financial year end.

B Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company

The capital reserves for the financial year ended 31 December 2009 relate to the increase in fair value of the identifiable net assets of United Industrial Corporation Limited ("UIC") over the period from the date of the first acquisition of its shares to the date it became an associated company of the Group (see Note C to the Statement of Financial Position).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

Statement of Financial Position

	Notes	The Group 31.12.09 $'000	The Group 31.12.08 $'000	The Company 31.12.09 $'000	The Company 31.12.08 $'000
ASSETS					
Current assets					
Cash and bank balances		281,459	263,866	8,088	25,307
Trade and other receivables		112,146	92,330	139,244	40,037
Development properties	A	1,562,651	1,274,667	-	-
Inventories		3,153	3,466	-	-
Available-for-sale financial assets	B	517,284	372,392	516,824	371,932
Other assets		5,898	6,370	142	287
Current income tax assets		1,236	2,471	-	-
		2,483,827	2,015,562	664,298	437,563
Non-current assets					
Trade and other receivables		99,201	148,289	625,106	604,936
Available-for-sale financial assets	B	228,897	323,189	40,219	26,449
Associated companies	C	1,349,049	332,181	161,589	112,584
Subsidiaries		-	-	1,279,393	1,298,728
Investment properties	D	2,027,476	2,202,260	259,190	293,135
Property, plant and equipment		684,160	682,428	1,130	1,037
Properties under development	E	412,706	346,848	-	-
Intangibles		37,571	38,398	-	-
Deferred income tax assets		5,099	4,439	303	325
		4,844,159	4,078,032	2,366,930	2,337,194
Total assets		7,327,986	6,093,594	3,031,228	2,774,757
LIABILITIES					
Current liabilities					
Trade and other payables		171,387	142,692	235,278	190,201
Current income tax liabilities		48,452	44,860	6,084	6,389
Loans from minority shareholders of subsidiaries		33,025	-	-	-
Bank overdrafts		-	137	-	-
Bank loans	F	723,009	518,166	241,150	160,000
		975,873	705,855	482,512	356,590
Non-current liabilities					
Bank loans	F	1,213,455	1,037,319	-	-
3.34% unsecured fixed rate note due 2012		149,739	149,629	149,739	149,629
Unsecured floating rate note due 2012		99,826	99,752	99,826	99,752
Derivative financial instrument		2,221	2,121	1,782	1,805
Loans from minority shareholders of subsidiaries		45,946	75,984	-	-
Rental deposits		19,658	21,352	2,622	3,205
Retention monies		8,980	9,770	-	-
Provision for retirement benefits		2,316	2,112	-	-
Deferred income tax liabilities		202,073	174,468	83,310	55,402
		1,744,214	1,572,507	337,279	309,793
Total liabilities		2,720,087	2,278,362	819,791	666,383
NET ASSETS		4,607,899	3,815,232	2,211,437	2,108,374
Capital & reserves attributable to equity holders of the Company					
Share capital	G	1,058,527	1,075,315	1,058,527	1,075,315
Reserves		789,422	359,386	377,435	199,911
Retained earnings		2,300,284	1,960,003	775,475	833,148
		4,148,233	3,394,704	2,211,437	2,108,374
Minority interests		459,666	420,528	-	-
TOTAL EQUITY		4,607,899	3,815,232	2,211,437	2,108,374

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year. (cont'd)

Explanatory Notes to the Statement of Financial Position

A Development properties

The increase in development properties is due mainly to an amount of $329 million paid for the acquisition of the URA site at Dakota Crescent.

B Available-for-sale financial assets (current and non-current)

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices at the end of each financial period. The increase in the Group's current and non-current available-for-sale financial assets as at 31 December 2009 is due to an increase in fair values in 2009, offset partially by the transfer of the shares in UIC to 'Associated companies' upon the Group's interest in UIC exceeding 20% of its issued share capital in Q1 2009.

C Associated companies

The increase in associated companies is due to:

(i) the acquisition of additional interests in UIC;
(ii) the transfer of shares in UIC from 'Available-for-sale financial assets' upon the Group's interest in UIC exceeding 20% of its issued share capital; and
(iii) the recognition of negative goodwill on acquisition of UIC.

The Group's interest in UIC increased from 14.3% as at 31 December 2008 to 32.0% as at 31 December 2009.

D Investment properties

Investment properties are carried at fair values as determined by independent professional valuers. It is the practice of the Group to revalue its investment properties on a half yearly basis on 30 June and 31 December.

E Properties under development

The Group's properties under development comprise a hotel in Upper Pickering Street in Singapore, a serviced suite in Kuala Lumpur and a mixed development project in Tianjin. The increase is due to construction costs incurred in 2009.

F Bank loans

The increase in borrowings was principally to finance the acquisition of shares in UIC (see Note C above) and the acquisition of the URA site at Dakota Crescent.

G Share capital

Pursuant to a share buyback mandate obtained at the Extraordinary General Meeting held on 28 April 2009, the Company has in 2009, purchased a total of 12,650,000 ordinary shares fully paid (or 1.59%) in the share capital of the Company at a total cost of $41.3 million or $3.26 per share.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As at 31.12.09		As at 31.12.08	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	429,023	327,175	4,556	513,807
Amount repayable after one year	1,225,832	295,946	1,040,317	325,984

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties, and/or assignment of all rights and benefits with respect to the properties, charges on certain investments in quoted shares and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Statement of Cash Flows for the year ended 31 December

	Notes	The Group 2009 $'000	The Group 2008 $'000
Cash flows from operating activities			
Net profit		461,512	164,162
Adjustments for:			
Income tax expense		32,000	46,277
Non-cash items	(i)	(36,367)	(34,362)
Dividend income and interest income		(25,079)	(36,912)
Interest expense		44,144	18,748
Impairment charge on property, plant and equipment		3,800	37,000
Fair value loss on investment properties		147,562	106,794
Property, plant and equipment written off and net loss on disposals		1,449	1,483
Negative goodwill on acquisition of an associated company		(281,069)	-
Operating cash flow before working capital changes		347,952	303,190
Change in operating assets and liabilities			
Receivables	(ii)	15,541	41,647
Development properties	(iii)	(278,072)	(505,024)
Inventories		313	279
Rental deposits		1,017	5,296
Payables	(iv)	20,411	(7,060)
		(240,790)	(464,862)
Cash used in operations		107,162	(161,672)
Income tax paid	(v)	(32,495)	(108,530)
Retirement benefits paid		(61)	(135)
Bank deposits pledged as security		(6,000)	-
Net cash provided by/(used in) operating activities		68,606	(270,337)
Cash flows from investing activities			
Proceeds from liquidation of available for sale financial assets		-	15
Purchase of available-for-sale financial assets	(vi)	(21,084)	(13,463)
Payment for interest in an associated company	(vi)	(281,664)	-
Loans to associated companies		(5,610)	(17,106)
Repayment of loan from an associated company	(vii)	33,490	-
Net proceeds from disposal of property, plant and equipment		273	169
Purchase of property, plant and equipment and investment properties	(viii)	(61,387)	(292,138)
Retention monies withheld		5,241	4,050
Interest received		3,967	6,978
Dividend received		68,908	40,581
Net cash used in investing activities		(257,866)	(270,914)
Cash flows from financing activities			
Proceeds from issue of shares		300	49
Net proceeds from issue of shares to minority shareholders of subsidiaries		-	2,090
Loans from minority shareholders of subsidiaries		3,013	42,017
Repayment of loan from minority shareholders of a subsidiary		-	(6,262)
Proceeds from borrowings	(ix)	867,816	859,875
Repayment of borrowings		(475,700)	(329,974)
Expenditure relating to bank borrowings	(ix)	(29,631)	(3,364)
Interest paid	(ix)	(54,262)	(38,882)
Dividends paid to shareholders of UOL Group Limited		(59,705)	(119,408)
Dividends paid to minority shareholders of subsidiaries		(9,561)	(5,934)
Payments for share buy-back		(41,280)	-
Net cash provided by financing activities		200,990	400,207
Net increase/(decrease) in cash and cash equivalents		11,730	(141,044)
Cash and cash equivalents at the beginning of the financial year		263,729	404,773
Cash and cash equivalents at the end of the financial year	(x)	275,459	263,729

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Explanatory Notes to the Consolidated Statement of Cash Flows

i. Non-cash items

The adjustment for non-cash items includes mainly depreciation, share of profit of associated companies and exchange differences.

ii. Receivables

Cash inflows for receivables in 2008 were higher as they included receipts of outstanding receivables for the Newton Suites development project of $23.7 million. There were no such significant receipts of outstanding receivables in 2009.

iii. Development properties

The expenditure on development properties for 2009 relates mainly to the acquisition of the URA site at Dakota Crescent for $329 million while the 2008 amount relates mainly to the acquisition of two freehold properties at Spottiswoode Park and a 99 year leasehold land parcel at Simei Street 4 for $467 million.

iv. Payables

The increase in 2009 was due mainly to higher accrued expenditure on development projects.

v. Income tax paid

The income tax paid in 2008 included an amount of $71 million paid for the tax on gain on the disposal of shares in 2004.

vi. Purchase of available-for-sale financial assets/Payment for interest in an associated company

These relate to the acquisition of additional shares in UIC. The Group's interest in UIC increased from 14.3% as at 31 December 2008 to 32% as at 31 December 2009.

vii. Repayment of loans from associated companies

Repayment of loans were mainly from the Group's associated companies, Vista Development Pte Ltd and Ardenis Pte Ltd, following the completion of the construction and sales of the respective associated companies' development projects.

viii. Purchase of property, plant and equipment and investment properties

Expenditure on property, plant and equipment and investment properties were incurred mainly on the Group's construction of the hotel property at Upper Pickering Street, the serviced suite in Kuala Lumpur and the mixed development project in Tianjin.

ix. Proceeds from borrowings/Expenditure relating to bank borrowings/Interest paid

The acquisition of shares in UIC and the URA site at Dakota Crescent was funded primarily by bank borrowings which resulted in the corresponding increase in expenditure relating to the bank borrowings and interest expenses on the bank borrowings.

x. Cash and cash equivalents

For the purposes of the Consolidated Statement of Cash Flows, the cash and cash equivalents comprise the following:

	The Group	
	2009	2008
	$'000	$'000
Fixed deposits with financial institutions	229,107	180,631
Cash at bank and on hand	52,352	83,235
Cash and bank balances per Statement of Financial Position	281,459	263,866
Bank overdrafts	-	(137)
Bank deposits pledged as security	(6,000)	-
Cash and cash equivalents per Consolidated Statement of Cash Flows	275,459	263,729

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Statement of Changes in Equity for the year ended 31 December

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
2009					
Balance at 1 January 2009	1,075,315	359,386	1,960,003	420,528	3,815,232
Total comprehensive income for the year	-	429,629	424,178	48,699	902,506
Shares cancelled upon buy-back	(17,088)	-	(24,192)	-	(41,280)
Employee share option scheme					
- value of employee services	-	407	-	-	407
- proceeds from shares issued	300	-	-	-	300
Dividends relating to 2008	-	-	(59,705)	(9,561)	(69,266)
Balance at 31 December 2009	1,058,527	789,422	2,300,284	459,666	4,607,899
2008					
Balance at 1 January 2008	1,075,266	939,699	1,932,165	421,996	4,369,126
Total comprehensive income for the year	-	(581,175)	147,246	2,376	(431,553)
Employee share option scheme					
- value of employee services	-	862	-	-	862
- proceeds from shares issued	49	-	-	-	49
Other changes in minority interest	-	-	-	2,090	2,090
Dividends relating to 2007	-	-	(119,408)	(5,934)	(125,342)
Balance at 31 December 2008	1,075,315	359,386	1,960,003	420,528	3,815,232
The Company					
2009					
Balance at 1 January 2009	1,075,315	199,911	833,148	-	2,108,374
Total comprehensive income for the year	-	177,117	26,224	-	203,341
Shares cancelled upon buy-back	(17,088)	-	(24,192)	-	(41,280)
Employee share option scheme					
- value of employee services	-	407	-	-	407
- proceeds from shares issued	300	-	-	-	300
Dividends relating to 2008	-	-	(59,705)	-	(59,705)
Balance at 31 December 2009	1,058,527	377,435	775,475	-	2,211,437
2008					
Balance at 1 January 2008	1,075,266	411,251	619,302	-	2,105,819
Total comprehensive income for the year	-	(212,202)	333,254	-	121,052
Employee share option scheme					
- value of employee services	-	862	-	-	862
- proceeds from shares issued	49	-	-	-	49
Dividends relating to 2007	-	-	(119,408)	-	(119,408)
Balance at 31 December 2008	1,075,315	199,911	833,148	-	2,108,374

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the financial year ended 31 December 2009, the changes in the issued share capital of the Company were as follows:

	Number of Ordinary Shares
Issued capital as at 1 January 2009	796,072,154
Shares cancelled upon buy-back	(12,650,000)
Issue of ordinary shares arising from the exercise of:	
2004 Options granted under the UOL 2000 Share Option Scheme	20,000
2005 Options granted under the UOL 2000 Share Option Scheme	38,000
2006 Options granted under the UOL 2000 Share Option Scheme	53,000
Issued capital as at 31 December 2009	783,533,154

As at 31 December 2009, there were unexercised options for 4,626,000 (31.12.2008: 3,485,000) of unissued ordinary shares under the UOL 2000 Share Option Scheme.

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	The Company	
	31.12.09	31.12.08
Total number of issued shares, excluding treasury shares	783,533,154	796,072,154

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on

Not applicable.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as stated in Note 5, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial year as those of the audited financial statements for the financial year ended 31 December 2008.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

The Group adopted the new/revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") that are applicable for the financial period beginning 1 January 2009. The following are the new or amended FRS that are relevant to the Group:

FRS 1 (Revised)	Presentation of Financial Statements
FRS 23 (Revised)	Borrowing costs
Amendment to FRS 107	Improving disclosures about financial statements
FRS 108	Operating Segments

The adoption of the above FRS does not result in any substantial change to the Group's accounting policies nor any significant impact on the financial statements.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	The Group	
	2009	2008
Earnings per ordinary share for the financial year ended 31 December		
(i) Based on weighted average number of ordinary shares in issue	cents 53.72	cents 18.50
(ii) On a fully diluted basis	cents 53.67	cents 18.49

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	31.12.09	31.12.08	31.12.09	31.12.08
Net asset value per ordinary share	$5.29	$4.26	$2.82	$2.65
Net tangible asset backing per ordinary share	$5.25	$4.22	$2.82	$2.65

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Revenue

Group revenue in 2009 increased by $107.9 million or 12% to $1,007.1 million, from $899.2 million in 2008. The increase was mainly from the progressive recognition of revenue from the sale of the Group's development properties. Revenue from property investments also improved due to higher average rental rates for most of the Group's investment properties. Revenue from hotel operations declined due to lower revenue per available room (rev par) for most of the Group's hotels. Dividend income also declined due to lower dividend rates declared in respect of its quoted investments and non-inclusion of dividend income from United Industrial Corporation Limited ("UIC") which became an associated company in the first quarter of 2009.

Expenses

Cost of sales in 2009 increased as a larger proportion of the increase in revenue was from property development which has a higher cost margin. The increase in marketing and distribution expenses was due to costs incurred for the sales of the Group's development projects, namely, the Meadows @ Peirce and Double Bay Residences. Administrative expenses decreased as a result of the receipt of job credits from the Singapore government. The decrease in other operating expenses was due mainly to property tax rebates received. Finance expenses have increased due to facility fees of $15.4 million and interest on additional borrowings incurred for the acquisition of shares in UIC.

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on. (cont'd)

Associated companies

The share of profit of associated companies in 2009 was higher due to higher contribution from Nassim Park Residences.

Profit & Loss

For the year ended 31 December 2009, pre-tax profit before fair value and other gains/(losses) was $363.8 million or a 3% increase compared to the profit of $354.2 million in 2008. The increase was due mainly to higher income from property development, property investments and associated companies which were partially offset by higher finance expenses.

With the inclusion of negative goodwill from the acquisition of shares in UIC and taking into account fair value losses, pre-tax profit was $493.5 million or a 135% increase over the profit of $210.4 million in 2008. Profit after tax and minority interests was $424.2 million or a 188% increase over the profit of $147.2 million for 2008.

Net tangible asset and gearing

The Group shareholders' funds increased from $3.39 billion as at 31 December 2008 to $4.15 billion as at 31 December 2009. The increase was due mainly to (i) fair value gains on available-for-sale financial assets; (ii) operating profits of the Group for 2009; and (iii) recognition of negative goodwill and capital reserves arising from the acquisition of additional interest in UIC. Consequently the net tangible asset per ordinary share of the Group increased to $5.25 as at 31 December 2009 from $4.22 as at 31 December 2008.

The Group's gearing ratio increased marginally from 42.4% as at 31 December 2008 to 43.1% as at 31 December 2009 due to the increased borrowings for the acquisition of shares in UIC and the acquisition of the URA site at Dakota Crescent. The impact of the increased borrowings to the gearing ratio was however not significant due to the offsetting effects of the increase in shareholders' funds.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Although there remains concerns over the pace of economic recovery in the US and the developed countries, the outlook for the global economy has generally improved. For Singapore, the Ministry of Trade and Industry forecasts the economy to grow by 4.5% to 6.5% in 2010.

In Singapore, demand for the residential property market is expected to remain resilient. But the huge supply of new office space slated for completion in 2010 and beyond will exert further pressure on rental rates. The opening of the two integrated resorts in 2010 is expected to boost tourist arrivals and have a positive impact on the retail sector. For the hotel sector, the increase in room supply from the two integrated resorts will moderate the increase in room rates and increase the competition for hotel staff. Outside Singapore, the Group expects higher occupancies for its hotels but room rates are expected to recover at a slower pace.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	First & Final
Dividend Type	:	Cash
Dividend Rate	:	10.0 cents per ordinary share
Tax Rate	:	Not applicable (one-tier)

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	First & Final
Dividend Type	:	Cash
Dividend Rate	:	7.5 cents per ordinary share
Tax Rate	:	Not applicable (one-tier)

(c) Date payable

First & Final	:	Subject to shareholders' approval for payment of the First & Final Dividend on 13 May 2010

(d) Books closure date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members will be closed from 3 May 2010 to 4 May 2010, both dates inclusive, for the preparation of dividend warrants. Duly completed transfers received by our Share Registrar, Boardroom Corporate & Advisory Services Pte. Ltd, 50 Raffles Place, #32-01, Singapore Land Tower, Singapore 048623, up to close of business at 5.00 pm on 30 April 2010 will be registered to determine entitlements to the above dividends. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said first and final dividend will be paid by the Company to CDP which will in turn distribute the dividend entitlements to holders of shares in accordance with its practice.

12 If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

	Property development	Property investments	Hotel operations Singapore	Hotel operations Australia	Hotel operations Others	Investments	Others	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Group								
2009								
Revenue								
Total segment sales	533,843	142,912	98,539	90,316	110,059	91,642	21,427	1,088,738
Inter-segment sales	-	(1,238)	(4,429)	-	-	(70,450)	(5,560)	(81,677)
Sales to external parties	533,843	141,674	94,110	90,316	110,059	21,192	15,867	1,007,061
Share of profit of associated companies	59,892	24,054	3,258	-	1,066	-	-	88,270
Adjusted EBITDA	215,076	127,473	23,475	23,173	39,826	20,915	4,040	453,978
Depreciation and amortisation	(35)	(2,848)	(11,912)	(6,344)	(19,719)	-	(1,007)	(41,865)
Other gains/(losses)	-	281,069	(3,800)	-	-	-	-	277,269
Fair value losses on investment properties	-	(147,562)	-	-	-	-	-	(147,562)
Unallocated costs								(7,467)
Finance income								3,887
Finance expense								(44,728)
Profit before income tax								493,512
Income tax								(32,000)
Net profit								461,512
2008								
Revenue								
Total segment sales	379,161	126,431	103,446	104,025	135,711	334,083	27,169	1,210,026
Inter-segment sales	-	(327)	(4,142)	-	-	(303,307)	(3,074)	(310,850)
Sales to external parties	379,161	126,104	99,304	104,025	135,711	30,776	24,095	899,176
Share of profit of associated companies	37,304	20,507	4,830	-	1,946	-	-	64,587
Adjusted EBITDA	160,230	98,645	38,706	28,954	46,278	30,720	7,838	411,371
Depreciation and amortisation	(19)	(1,972)	(11,735)	(6,487)	(18,407)	-	(1,080)	(39,700)
Other losses	-	-	(37,000)	-	-	-	-	(37,000)
Fair value losses on investment properties	-	(106,794)	-	-	-	-	-	(106,794)
Unallocated costs								(7,667)
Finance income								8,977
Finance expense								(18,748)
Profit before income tax								210,439
Income tax								(46,277)
Net profit								164,162

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to paragraph 8.

15 A breakdown of sales

	The Group		
	For the year ended		
	31.12.09	31.12.08	Increase/ (decrease)
	$'000	$'000	%
(a) Sales reported for first half year	410,407	371,052	11
(b) Profit after tax before deducting minority interests reported for first half year	334,914	207,384	61
(a) Sales reported for second half year	596,654	528,124	13
(b) Profit after tax before deducting minority interests reported for second half year	126,598	(43,222)	(393)

16 A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

	Latest Full Year	Previous Full Year
	$'000	$'000
Ordinary one-tier dividend	78,353	59,705
Special one-tier dividend	-	-
	78,353	59,705
Preference	-	-
Total	78,353	59,705

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the year ended 31 December 2009 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
23 February 2010



UOL Group Limited

Company Registration No. 196300438C

NOTICE OF VALUATION OF REAL ASSETS

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of UOL Group Limited wishes to announce the following valuations in respect of the following properties:

Date of valuation	Name of valuer	Description of property	Tenure of Land	Valuation
31/12/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	Faber House (excluding 1st storey) No. 230 Orchard Road Singapore 238854	Freehold	S$54,200,000
31/12/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	United Square 101 Thomson Road Singapore 307591	Freehold	S$654,300,000
31/12/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	Odeon Towers 331 North Bridge Road Singapore 188720	999-Year Lease from 1827	S$258,300,000
31/12/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	Eunos Warehouse Complex #01-10 & #04-10 No. 1 Kaki Bukit Road 2 Singapore 417835	60-Year Lease from 1982	S$1,365,000
31/12/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #02-313/314 & #02-316/317 7500A Beach Road Singapore 199590	99-Year Lease from 1968	S$890,000
31/12/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #04-315, #04-317, #04-330 7500A Beach Road Singapore 199590	99-Year Lease from 1968	S$805,000
31/12/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	Novena Square 238/A/B Thomson Road (excluding #01-38) Singapore 307683	99-Year Lease from 1997	S$769,500,000

Date of valuation	Name of valuer	Description of property	Tenure of Land	Valuation
31/12/2009	Jones Lang LaSalle Hotels	Pan Pacific Serviced Suites 96 Somerset Road Singapore 238163	Freehold	S$134,000,000
31/12/2009	Jones Lang LaSalle Hotels	Pan Pacific Orchard 10 Claymore Road Singapore 229540	Freehold	S$130,000,000
31/12/2009	Jones Lang LaSalle Hotels	Pan Pacific Xiamen 19 Hubin North Road Xiamen, Fujian Province The People's Republic of China	70-Year Lease from 1991	RMB300,000,000

The valuation reports for the above properties are available for inspection at 101 Thomson Road #33-00 United Square, Singapore 307591 during normal business hours for a period of three months from the date hereof.

A separate announcement has been released today by Pan Pacific Hotels Group Limited ("**PPHG**"), a listed subsidiary of UOL Group Limited, on the valuation of properties held by PPHG and its subsidiaries.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 23/02/2010 to the SGX